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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               Amendment No. 1 to
                                    Form N-8F



I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

             [ ]    Merger

             [X]    Liquidation

             [ ]    Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

             [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund:   The Travelers Timed Bond Account for Variable Annuities

3.      Securities and Exchange Commission File No.:   811-5092

4.      Is this an initial Form N-8F or an amendment to a previously filed N-8F?

             [ ]  Initial Application   [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): One Tower Square, Hartford, CT 06183

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

             Kathleen A. McGah, One Tower Square, Hartford, CT 06183
             (860) 277-7389

7. Name, address and telephone of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

             Kathleen A. McGah, One Tower Square, Hartford, CT 06183
             (860) 277-7389


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8.      Classification of fund (check only one):

             [X]    Management company;

             [ ]    Unit investment trust; or

             [ ]    Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

             [X] Open-end          [  ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

             Connecticut

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

             Travelers Asset Management International Corporation, One Tower Square, Hartford, CT 06183

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

             Tower Square Securities, Inc. (f/k/a), Travelers Equities Sales,
               Inc.
             One Tower Square, Hartford, CT 06183
             CFBDS, Inc., 21 Milk Street, Boston, MA 02109

13.     If the fund is a unit investment trust ("UIT") provide:

        (a) Depositor's name(s) and address(es):

        (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

             [ ] Yes                [X] No

        If Yes, for each UIT state:

        Name(s):

        File No.: 811-______

        Business Address:



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15.     (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                    [X] Yes        [  ] No

             If Yes, state the date on which the board vote took place: April 19, 2000.

             If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
             Registration:

                    [ ]  Yes              [X] No

             If Yes, state the date on which the shareholder vote took place:

             If No, explain: No shareholders in the Fund


II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                    [X]  Yes              [ ] No

        (a) If Yes, list the date(s) on which the fund made those distributions:

                    October 1, 1997

        (b)  Were the distributions made on the basis of net assets?

                    [X]  Yes              [ ] No

        (c)  Were the distributions made pro rata based on share ownership?

                    [X]  Yes              [ ] No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

               Although the answers to (b) and (c) above are both Yes, this is due to the fact that the 595 customer/contract owners who participated in a Market Timing Strategy were transferred to another investment vehicle on October 1, 1997, so the "distribution" made to owners actually consisted of a transfer of shares to another fund. The Fund was therefore eliminated from the market timing strategy.

        (e)  Liquidations only:
             Were any distributions to shareholders made in kind?
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                    [X]  Yes              [ ] No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

              Zero.

17.     Closed-end funds only:
        Has the fund issued senior securities?

                    [ ]  Yes              [ ] No

        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed ALL of its assets to the fund's shareholders?

                    [X]  Yes              [ ] No

        If No,
        (a) How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests:

                    [ ]  Yes              [X] No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                    [ ]  Yes              [X] No

             The Travelers Timed Bond Account was a fund only offered as part of a market timing marketing program (the program was called the U.S. Government Securities Market Timing Strategy). This program was discontinued effective October 1, 1997. Customers were given the option of terminating before October 1, 1997 and moving into a fund of their choice. After October 1, 1997, customers were transferred to the American Odyssey Short-Term Bond Fund. As a result, all of the assets of the fund were distributed in 1997.



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        If Yes,
        (a) Describe the type and amount of each assets retained by the fund as of the date this form is filed:

        (b)  Why has the fund retained the remaining assets?

        (c)  Will the remaining assets be invested in securities:

             [ ] Yes              [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

             [ ] Yes             [X] No

        If Yes,
        (a)  Describe the type and amount of each debt or other liability:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.     INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)  List the expenses incurred in connection with the Merger or
             Liquidation:

             Any expenses that were incurred to achieve the liquidation (e.g., preparation of this Form) were absorbed by The Travelers Insurance Company, since the investment company is a managed separate account.

             (i)    Legal expenses: none

             (ii)   Accounting expenses: none

             (iii)  Other expenses (list and identify separately): none

             (iv)   Total expenses (sum of lines (i)-(iii) above: none

        (b)  How were those expenses allocated?

                    N/A

        (c)  Who paid those expenses?

                    N/A

        (d) How did the fund pay for unamortized expenses (if any)?
                    N/A



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23.     Has the fund previously filed an application for an order of the
        Commission regarding the Merger or Liquidation?

                    [X] Yes               [] No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

             File No. 811-05092 filed June 19, 2000.


V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

             [  ] Yes              [X] No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for wining up its affairs?

             [  ] Yes              [X] No

        If Yes, describe the nature and extent of those activities:


VI.     MERGERS ONLY

26.     (a)  State the name of the fund surviving the Merger:

        (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_______

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        (d) If the merger or reorganization agreement as NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

        The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Travelers Timed Bond Account for Variable Annuities, (ii) she is the Assistant Secretary of The Travelers Timed Bond Account for Variable Annuities, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                                   ----------------------------
                                                   Kathleen A. McGah
                                                   Assistant Secretary